Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

PRESS RELEASE

SPECIAL MEETING OF SAVINGS SHAREHOLDERS OF TELECOM ITALIA HELD

Rozzano (MI), 17 December 2015

The special meeting of the savings shareholders of Telecom Italia met today chaired by the common representative Dario Trevisan, with 47.36% of the saving shares capital in attendance.

The Special Meeting acknowledged the rejection of the proposal to exchange the savings shares by the ordinary shareholders who met on 15 December, and the consequent falling short of the grounds on which the resolution submitted for its examination was based.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131
http://www.telecomitalia.com/investor_relations

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.